

Mail Stop 4561

June 1, 2016

Denis G. Cashman
Chief Financial Officer
EMC Corporation
176 South Street
Hopkinton, MA 01748

    Re: EMC Corporation
                Form 10-K for the Fiscal Year Ended December 31, 2015
                Filed February 25, 2016
                File No. 001- 09853

Dear Mr. Cashman:

We have reviewed your April 15, 2016 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 7, 2016 letter.

Notes to Consolidated Financial Statements

Note K. Income Taxes, page 88

1.   Please clarify and describe, both at December 31, 2015 and March 31, 2016, the company's specific plans to have the $4.75 billion in cash available either without repatriating foreign earnings or by repatriating in a tax-free manner.

You may contact Eiko Yaoita Pyles, Staff Accountant at (202) 551-3587 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services